

September 30, 2013

<u>Via E-mail</u>
Mary Byra
Principal Financial Officer
FactorShares 2X: Gold Bull/S&P500 Bear
FactorShares 2X: Oil Bull/S&P500 Bear
c/o Factor Capital Management LLC
25 Deforest Avenue
Summit, NJ 07901

  Re: FactorShares 2X: Gold Bull/S&P500 Bear
    Form 10-K for fiscal year ended December 31, 2012
    Filed March 26, 2013
    File No. 1-35091

    FactorShares 2X: Oil Bull/S&P500 Bear
    Form 10-K for fiscal year ended December 31, 2012
    Filed March 26, 2013
    File No. 1-35090

Dear Ms. Byra:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin Woody

       Kevin Woody
       Accounting Branch Chief